

QUALCOMM
2008 Corporate Overview
09002552
SEC Mail Processing Section
JAN 15 2009
Washington DC
PROCESSED
JAN 20 2009
THOMSON REUTERS


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WORK


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The $1 trillion wireless industry[a] we serve continues to experience outstanding growth as exciting new devices and services enter the marketplace and more and more people embrace the benefits of always-on mobile broadband connectivity.

The wireless communications revolution is in full swing today as mobile devices have moved from luxury to necessity.

As a leading innovator of next-generation wireless technologies, Qualcomm partners with many companies in the global telecommunications industry.

Together, we are creating a powerful success story. Always evolving and delivering value to our customers and our investors. The fundamentals of our business are strong, and we continue to see significant opportunity on the road ahead.

See source (a) on page 24.

ALL WAYS WIRELESS.

ALWAYS ON THE MOVE.

Driving wireless innovation. Qualcomm believes that access to advanced wireless voice and data services improves people's lives, and we have been dedicated to delivering that for more than two decades. Our enabling technologies and unparalleled engineering and business development support services are vital to the evolution of wireless and are helping to make mobile connectivity more accessible to people everywhere.

With more than a billion units shipped worldwide annually,[b] the mobile phone has emerged as the world's most popular device, surpassing sales of other seemingly ubiquitous consumer devices like televisions and computers.[c]

At the heart of every mobile phone, data card, wireless embedded laptop and network base station is a semiconductor chipset. iSuppli reported this year that Qualcomm continues to be the number one wireless chipset supplier in the world today.

REVENUES AND GROSS MARGINS[1]
($ in billions)



05
06
07
08
$5.67 71%
$7.53 71%
$8.87 70%
$11.14 69%

See note (1) on page 24.

% = Gross Margin

Promoting industry growth. In addition to developing and supplying industry-leading chipsets, Qualcomm also has a global licensing program that enables licensees to design, manufacture and sell a vast array of wireless devices based on Qualcomm's extensive inventions and innovations.

Qualcomm licenses its technology worldwide to over 155 companies covering a variety of products that implement every major wireless standard (e.g., CDMA, WCDMA (UMTS), TD-SCDMA and OFDM/OFDMA). Qualcomm intellectual property provides our global licensee partners with many advantages and leads to more choices, faster time-to-market and more affordable products for consumers. Reflecting the success of our strategy, more than 3,500 different wireless device models[d] based on the CDMA technology pioneered by Qualcomm have been introduced cumulatively into the market.

See sources (b) (c) (d) on page 24.



PREPARING FOR THE FUTURE

QUALCOMM'S EXPERT ENGINEERING TEAMS ASSIST OUR PARTNERS ON A VARIETY OF DEPLOYMENT AND PERFORMANCE ISSUES, PROVIDING THEM WITH POWERFUL COMPETITIVE ADVANTAGES — TODAY AND TOMORROW.

Qualcomm employees shown:
Gail O'Toole, Bryan Gurganus, Nakul Daggal, Manish Tripathi


Qualcomm employee shown:
Neeraj Gaur
EXCEPTIONAL
ENGINEERING
SERVICES
QUALCOMM'S HIGHLY DEDICATED ENGINEERS ARE WORKING ALL AROUND THE WORLD TO EXCEED CUSTOMER EXPECTATIONS, EARNING OUR COMPANY RECOGNITION AS A GLOBAL LEADER IN ADVANCED 3G WIRELESS SOLUTIONS.

ALWAYS ON THE CUTTING EDGE.

Technology leadership. Qualcomm is at the forefront of developing solutions and services that enable wireless operators around the globe to deploy, grow and capitalize on their 3G networks. We have earned this position by employing and developing the most talented and diverse global engineering teams in our industry and by continually investing in research and development (R&D).

Anticipating opportunities. Our continually evolving chipset solutions are designed to help our partners differentiate their service offerings, while giving them the flexibility required to anticipate and address unique market opportunities as they arise and evolve.

Creating long-term value. Qualcomm's R&D investments have resulted in thousands of innovative ideas, methods and products. In fiscal 2008, we invested $2.28 billion in R&D — an investment that has increased every year since 2000. This commitment enables our company and our partners to maintain a competitive advantage in the market. And with a significant portion of our R&D focused on initiatives spanning longer timelines, we are helping to establish our leadership for many years to come.

RESEARCH AND DEVELOPMENT [1]

($ in billions)



05	**$1.01**	18%
06	**$1.54**	20%
07	**$1.83**	21%
08	**$2.28**	20%

% = Percentage of Revenues

See note (1) on page 24.



ALWAYS GROWING.

TRANSFORMING LIFE

WIRELESS TECHNOLOGIES ENABLED BY QUALCOMM PROVIDE THE SPEED AND CAPACITY NECESSARY TO EFFECTIVELY DELIVER ADVANCED WIRELESS DATA SERVICES LIKE ANYTIME ACCESS TO THE INTERNET, MOBILE TV, MUSIC, GAMES, STREAMING VIDEO AND MORE.

Powering today's 3G networks worldwide. Qualcomm's platform for CDMA2000® networks is the most widely deployed 3G wireless technology in the world today. More than 105 million people now subscribe to the high-speed variant of CDMA2000 known as EV-DO,[e] including the latest commercial evolution, EV-DO Rev. A, which offers access to the mobile Internet at broadband speeds.

In many regions of the world where legacy GSM operators are migrating their networks to 3G, Qualcomm's WCDMA technology is rapidly gaining traction. The growth potential for this solution is enormous, projected to surpass one billion subscribers by 2012.[f] The high-speed variant of this technology, known as HSPA, which launched just three years ago, is already serving more than 60 million subscribers,[g] achieving a remarkable tenfold increase in subscribers this year.

A leading growth story in the emerging world is India, which added more than 100 million 3G subscribers in 2008[h] and earned distinction as the world's fastest growing wireless market. In China, the world's largest 2G wireless market, the government announced its reorganization of the telecommunications industry, and the issuance of 3G licenses is anticipated soon. The launch of new EV-DO Rev. A and HSPA networks in China is projected to quadruple the number of 3G subscribers in the region to more than 167 million by 2012.[i] The growth story for mature markets in the developing world is equally compelling. In North America, the United States experienced an 80 percent growth rate in 3G subscribers this year.[j]

Recent studies point to the power of wireless as a force for social improvement. For every one percent increase in a country's Internet penetration, gross domestic product (GDP) per capita has increased by approximately 10 percent (USD), and a one percent increase in mobile penetration shows a per capita increase of approximately five percent (USD).[k]

These figures underscore the importance of bridging the "digital divide" that exists in communities with limited access to wireless connectivity. Working to remedy this problem, Qualcomm's Wireless Reach program is dedicated to improving lives by creating *new ways for people in underserved communities* to communicate, learn, access health care and reach global markets.

KEY GROWTH REGIONS FOR 3G HANDSET SHIPMENTS
(2008-2013 estimated)


Latin America
China
India
Europe
North America

456% (From 21M to 114M)

396% (From 23M to 114M)

213% (From 34M to 105M)

172% (From 138M to 376M)

62% (From 117M to 188M)

Source: WCIS+ (October 2008)

See sources (e) (f) (g) (h) (i) (j) (k) on page 24.

ALWAYS EVOLVING.

Helping operators maximize investments. Collaborating with small start-ups and virtually every major brand name in today's global wireless marketplace, Qualcomm provides comprehensive, end-to-end solutions that are made even more valuable by an unmatched suite of expert support services for deploying, testing and optimizing 3G networks.

To enable long-term return on investment for wireless service operators, Qualcomm's global R&D teams are working to provide our operator partners with a reliable roadmap for the future, regardless of which technology they choose.

For example, over the next two years, it is anticipated that our next-generation EV-DO Rev. B solution will take advantage of interference cancellation, enhanced codecs and other technology enhancements to more than double network capacity, supporting current and future voice needs with half the amount of spectrum. This increased capacity not only enables operators to meet the growing demand for voice services, but also frees up spectrum that can be used to expand their advanced broadband data services.

Similarly, for operators in the WCDMA/HSPA sector, Qualcomm continues to offer faster and more efficient solutions. HSPA+, also known as Enhanced HSPA or eHSPA, represents the next evolution of this platform. It offers twice the data and triple the voice capacity, is backward-compatible with prior generations of WCDMA and does not require new spectrum for deployment. Qualcomm strives to be first to market with an HSPA+ chipset scheduled for commercialization in 2009.

Making history. Qualcomm demonstrated its HSPA leadership this year with the world's first HSPA+ data call, which achieved a data transfer rate of 20 Mbps.

In another milestone this year, Telstra, Australia's leading telecommunications and information services company, announced that its planned deployment of Enhanced HSPA via its Next G™ wireless network is progressing on schedule. Telstra announced that Australians using its network will be the first in the world to experience peak downlink speeds of 21 Mbps.



ENABLING THE SUCCESS OF OTHERS

OUR ONGOING COMMITMENT TO WIRELESS TECHNOLOGY AND SERVICES IS HELPING FUEL THE RAPID GROWTH OF WIRELESS AND STRENGTHENING OUR LEADERSHIP AROUND THE WORLD.

POWERFUL PRODUCTS AND SERVICES

WORLDWIDE DEMAND FOR MOBILE BROADBAND SERVICES IS PROJECTED TO REACH 1.2 BILLION SUBSCRIBERS BY 2012.[o]

See source (o) on page 24.



ALWAYS DELIVERING.

Enabling the mobilization of the Internet. It is projected that soon more people will be using mobile devices than computers to surf the Web.[l] Qualcomm continues to address this tremendous opportunity, driving the evolution of highly personal wireless devices, applications and services that are changing the way people access and share information and entertainment.

The availability of devices capable of multi-megabit speeds combined with increasingly affordable and innovative pricing plans are making data services more accessible to people everywhere. Europe is an excellent case in point, where there was a dramatic rise in sales of USB modems for laptops this year.

Consumer demand for advanced wireless services is a growing phenomenon worldwide. India is projected to have 270 million subscribers on advanced 3G networks within the next five years.[m] Annual handset sales in China are projected to reach *80 million by 2012,*[i] *and wireless phones already* outnumber traditional wireline telephones in Africa.[n]

Inspiring new wireless businesses and services. Building on our global leadership in enabling wireless technologies, Qualcomm is well positioned to expand its reach into the mobile services sector, which represents an exciting growth opportunity for our company and our industry.

To take advantage of this opportunity, we are investing in an end-to-end mobile Internet monetization platform (Plaza℠) that enables operators to better serve their customers in the mobile environment. In addition, we continue to extend the value of our BREW® Mobile Platform operating system. Our collaboration with Adobe® to integrate Flash® capability into our chipsets has enhanced the ability of the BREW, Flash and JAVA™ developer communities to bring exciting new applications to Qualcomm-enabled mobile devices.

Furthermore, we are extending our business in emerging markets like mobile financial services (e.g., the Firethorn "mobile wallet"), advanced location-based services, mobile TV (e.g., MediaFLO™) and powerful new "Smart Services" (machine-to-machine communications) for enterprise, transportation and mobile healthcare services.

For today's evolving mobile marketplace, we are providing managed network services while building on our heritage as a provider of expert support services that empower our customers in a growing number of industries, including for-hire transportation and logistics, construction and healthcare.

See sources (i) (l) (m) (n) on page 24.

WE ARE ALL CONNECTED.

We are a multi-technology company. Qualcomm is proud to have earned a reputation as a company of firsts in digital communications, continually setting new records in processing speeds, power savings and air interface capacities.

We are a market leader in mobile technologies for enterprise and government, leveraging our strong innovations in digital compression, encryption and GPS navigation.

Our technologies are key to many of today's smartphones, and we support multiple operating systems in this rapidly growing segment such as Windows Mobile®, Linux™ and Google Android.™

Our company is also making major inroads into new low-light, low-power display technologies that hold the possibility of transforming our industry and shaping the wireless future.

SMARTPHONE SHIPMENTS RISING WORLDWIDE (p)

(2008–2012 estimated percentage of total handset shipments)

2008	14%
2010	23%
2012	32%

See source (p) on page 24.



ALWAYS REACHING FURTHER

FROM BREAKTHROUGH REFLECTIVE DISPLAYS TO LOCATION-SPECIFIC MOBILE MARKETING APPLICATIONS TO WIDGETS THAT MAKE USER EXPERIENCES TRULY PERSONAL — QUALCOMM CONTINUES TO DRIVE THE FUTURE OF WIRELESS.



Industry revenue from global 3G handset sales is projected to exceed $160 billion by 2011, accounting for **80% of total handset revenue worldwide.**

Source Yankee Group October 2008

Qualcomm employee shown:
Brian Gally


Dr. Paul E. Jacobs, CEO
Steven R. Altman, President

A MESSAGE FROM LEADERSHIP

We are very pleased with the performance of our businesses this past year, particularly with the strong execution of our chipset business, our continued innovation and our successful settlement with Nokia.

Our business is working. We shipped 336 million chipsets this year, which represents a 33 percent growth from fiscal 2007. Revenues were up 27 percent year-over-year in our chipset business and 31 percent in our licensing business, generating strong cash flows and enabling us to continue our investment in R&D. Looking ahead, we are well positioned to continue our tradition of leadership with new technology innovations, new market opportunities and dynamic new partners to catalyze future growth.

While we continue to see strong growth in 3G CDMA and the long-term future of wireless technology is bright, the current macroeconomic conditions and potential for further economic slowdown create an uncertain business environment in the near term. The recent developments in the global economy have impacted our business and industry, as they have many other companies around the world.

We anticipate a significant reduction in customer orders for our chipsets in the first half of fiscal 2009 as network operators and wireless equipment manufacturers reduce their inventories in response to the current economic slowdown. In addition, while we expect strong growth for 3G CDMA devices in calendar 2009, it is significantly less than we initially forecasted.

Fiscal 2008 results included impairments to our marketable securities portfolio related to the recent disruption in the financial markets, and we have additional unrealized losses, which could result in significant additional impairments if market conditions do not improve. We have the intent to hold the majority of these securities — and we expect their value to substantially recover.

Although the current economic environment is uncertain, we are fortunate to participate in a vibrant and growing industry that provides products and services that are essential to consumers and critically *important to enterprises*. The chipsets and patented technology developed by Qualcomm continue to be the engine for a vast spectrum of wireless devices, creating a unique position for us in the marketplace.

Driving the growth of high-speed data services. Our strong R&D commitment and global engineering resources are vital to the success of our company and our industry. We continue to anticipate evolving market trends and to develop the mobile solutions of tomorrow.

Our new Snapdragon™ platform (with hybrid mode alternative) is a key enabling technology for a new generation of wireless devices that reflect the convergence of communications, computing and consumer electronics. We are pleased to have more than 30 designs in development for this

CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES
($ in billions)


05
$8.68
06
$9.95
07
$11.82
08
$11.27

We continue to expand our strategic focus on business initiatives that support exciting new mobile services.

breakthrough technology this year, and we expect commercial products to hit the market in 2009.

Our new Gobi™ mobile Internet solution (with hybrid mode alternative), a multimode chipset solution for notebook computers, enables enterprises and consumers to access the high-speed mobile Internet in virtually all parts of the world, in addition to providing GPS capabilities. Several of the world's leading notebook manufacturers including Acer, Dell, HP, Lenovo, Toshiba and Panasonic are now embedding our solution into their products and more than 20 Gobi-enabled notebooks have been launched to date.

As a founding member of Google's Open Handset Alliance, Qualcomm is investing considerable resources to support the Android™ platform. The first commercial device enabled by this Internet-savvy operating system launched this year using our chipset.

Our MediaFLO™ USA network is now providing live mobile television content to consumers via AT&T and Verizon Wireless, the two largest mobile operators in North America. Developed by Qualcomm, this groundbreaking service is putting mobile TV into the hands of consumers in 65 markets nationwide and is projected to be available in more than 100 markets by year-end 2009.

Inspiring new mobile businesses. We continue to expand our strategic focus on business initiatives that support exciting new mobile services. Our Firethorn business is now collaborating with major banking institutions to make the convenience and security of the "mobile wallet" a reality for a growing number of people.

Qualcomm is also working to apply the power of wireless to health and wellness, forging new partnerships and innovating new technologies with the potential to improve and prolong quality of life. We are enabling breakthrough mobile devices and solutions that enhance communications between patients and healthcare professionals, assist with a variety of remote care scenarios and enable personal health management for consumers. We believe that wireless health technologies have the power to create efficiencies and quality improvements in the healthcare system, while helping people to better manage their own health.

Similarly, in areas relating to public and personal safety, we are leveraging our leadership in location-based services and position-location technology to offer solutions that can be used to help track family members, business assets and even pets.

PRO FORMA DILUTED EARNINGS PER SHARE [(2)]*


05
$1.16
06
$1.64
07
$2.01
08
$2.25

*See reconciliation to GAAP on page 23.
See note (2) on page 24.

DILUTED EARNINGS PER SHARE (GAAP) [(1)]


05
$1.26
06
$1.44
07
$1.95
08
$1.90

See note (1) on page 24.

Opening up new opportunities for mobile connectivity. Many of these initiatives are bringing new types of partners into the wireless industry ecosystem and enabling entirely new business models. Continually "mobilizing" the Web experience, Qualcomm engineers continue to inspire whole new categories of connected mobile devices, such as personal navigation devices, personal media players, cameras, e-book reading devices and pocketable computing devices.

To provide appropriate infrastructure for these ideas, we are developing intelligent networks and building on our heritage as a provider of expert support services that empower our operator partners and the customers they serve.

In July of 2008, we entered into a new ~15-year license agreement with Nokia, *the world's largest* cell phone company, covering various wireless standards. The new license agreement reflects our strong intellectual property position across many current and future-generation technologies.

Qualcomm is well positioned for future wireless opportunities as the industry moves beyond the traditional wireless phone and into powerful wireless consumer electronics and computing devices. Our scale, solid balance sheet and strong operating cash flow provides us with the unique ability to continue to invest in innovative R&D programs and next-generation technologies, allowing us to grow our industry-leading product and intellectual property portfolios, improve our competitive position and open up exciting new markets for future growth.

We remain dedicated to delivering on our vision of *a world in which everyone is seamlessly connected* through the power and potential of wireless technology and services.

Dr. Paul E. Jacobs, Chief Executive Officer

Steven R. Altman, President

$9.28 BILLION IN CAPITAL RETURNED TO STOCKHOLDERS*

FREE CASH FLOW[(2)(3)]**

($ in billions)


05
$2.11
06
$2.57
07
$2.99
08
$2.16

*Cumulative fiscal 2003 through fiscal 2008.
**See reconciliation to GAAP on page 23.
See notes (2)(3) on page 24.

QUARTERLY CASH DIVIDEND PER COMMON SHARE

(Based on date payable)


05
JAN
MAR
JUNE
$0.07
$0.09
06
JAN
MAR
JUNE
$0.09
$0.12
07
JAN
MAR
JUNE
$0.12
$0.14
08
JAN
MAR
JUNE
$0.14
$0.16

COMMITMENTS

Building strong stockholder value requires more than just making a profit. Qualcomm is deeply committed to serving not only the many communities where we work and live, but also the broader society that links us all.

Our corporate responsibility initiatives focus on conducting our business operations with integrity, embracing diversity, protecting the environment, enabling connectivity for underserved people and supporting a wide range of community involvement and corporate giving programs worldwide.

Reducing our carbon footprint. An early leader on environmental issues, Qualcomm first initiated water conservation, recycling, product stewardship initiatives and energy savings strategies in the early 1990s.

Since 1993, our company has completed more than 130 "green" projects that improve energy efficiency and reduce greenhouse gas emissions from our operations. These initiatives include innovative uses of thermal climate control systems, solar generating systems and a commitment to using responsible product designs and manufacturing processes.

Empowering people everywhere. Our company has a proud heritage of volunteerism, community involvement and corporate giving. Over the last decade, we have contributed nearly $75 million to educational programs ranging from learning camps for grades K-12 to training and scholarship programs for college students.

This commitment is supplemented by our strong dedication to providing disaster relief to people in times of need. Over the past four years, Qualcomm has given more than $4.3 million to benefit victims of natural disasters around the world.



IMPROVING ENERGY EFFICIENCY | PHOTOVOLTAIC SYSTEMS IN OUR RECENTLY COMPLETED W CAMPUS IN SAN DIEGO GENERATE ENOUGH ELECTRICITY TO SUPPORT 60 PERCENT OF THE LIGHTING REQUIREMENTS FOR THE ENTIRE CAMPUS.

Qualcomm employees are working behind the scenes to make the world a better place. Collaborating with companies across the world, we are innovating breakthrough wireless technologies that make a real difference in the way people live, work and play.

The technology we pioneered is at the heart of today's mobile broadband networks and wireless devices. The ideas we're working on now promise to make the future even better.




ANY DEVICE.
ANY NETWORK.
ANY CONTENT.
ANYWHERE.

NOTE REGARDING USE OF NON-GAAP FINANCIAL MEASURES

In addition to presenting results in accordance with generally accepted accounting principles in the United States (GAAP), the Company presents financial information excluding certain items in order to provide supplemental information about the Company's operating performance.

The Company presents pro forma financial information that is used by management (I) to evaluate, assess and benchmark the Company's operating results on a consistent and comparable basis, (II) to measure the performance and efficiency of the Company's ongoing core operating businesses, including the Qualcomm CDMA Technologies, Qualcomm Technology Licensing and Qualcomm Wireless & Internet segments and (III) to compare the performance and efficiency of these segments against each other and against competitors outside the Company. Management believes pro forma financial information represents a more meaningful and comparable set of financial performance measures for the Company and its business segments by eliminating the episodic impact of strategic investments in the Qualcomm Strategic Initiatives (QSI) segment, and items such as acquired in-process R&D and tax adjustments, as well as the inherent, non-operational volatility of share-based compensation. As a result, management compensation decisions and the review of executive compensation by the Compensation Committee of the Board of Directors focus primarily on pro forma financial measures applicable to the Company and its business segments.

Pro forma information used by management excludes the QSI segment, certain estimated share-based compensation, certain tax items related to prior years and acquired in-process R&D. The QSI segment is excluded because the Company expects to exit its strategic investments at various times, and the effects of fluctuations in the value of such investments are viewed by management as unrelated to the Company's operational performance. Certain tax adjustments related to prior years are excluded for fiscal 2005, 2006 and 2007 in order to provide a clearer understanding of the Company's ongoing tax rate and after-tax earnings. Estimated share-based compensation, other than amounts related to share-based awards granted under a bonus program that may result in the issuance of unrestricted shares of the Company's common stock, is excluded because management views such share-based compensation as unrelated to the Company's operational performance. Moreover, it is generally not an expense that requires or will require cash payment by the Company. Further, share-based compensation related to options is affected by factors that are subject to change, including the Company's stock price, stock market volatility, expected option life, risk-free interest rates and expected dividend payouts in future years. Acquired in-process R&D expense in fiscal 2006, 2007 and 2008 is excluded because such expense is viewed by management as unrelated to the operating activities of the Company's ongoing core businesses.

The Company presents free cash flow, defined as net cash provided by operating activities less capital expenditures, to facilitate an understanding of the amount of cash flow generated that is available to grow its business and to create long-term shareholder value. The Company believes that this presentation is useful in evaluating its operating performance and financial strength. In addition, management uses this measure to evaluate the Company's performance, to value the Company and to compare its operating performance with other companies in the industry.

The non-GAAP pro forma financial information presented herein should be considered in addition to, not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. In addition, "pro forma" is not a term defined by GAAP, and, as a result, the Company's measure of pro forma results might be different than similarly titled measures used by other companies.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF PRO FORMA AND GAAP NET INCOME AND DILUTED EARNINGS PER SHARE

(In millions, except per share data)	2008	2007	2006	2005
Total GAAP net income	$ 3,160	$ 3,303	$ 2,470	$ 2,143
Less: QSI net (loss) income	(202)	(137)	(32)	102
Less: Other pro forma adjustments, net of tax[1]	(378)	34	(302)	71
Pro forma net income	$ 3,740	$ 3,406	$ 2,804	$ 1,970
Total GAAP diluted earnings per share	$ 1.90	$ 1.95	$ 1.44	$ 1.26
Less: QSI diluted (loss) earnings per share	(0.12)	(0.08)	(0.02)	0.06
Less: Other pro forma adjustments, net of tax per share	(0.23)	0.02	(0.18)	0.04
Pro forma diluted earnings per share	$ 2.25	$ 2.01	$ 1.64	$ 1.16
Shares used in per share calculations:				
Diluted shares	1,660	1,693	1,711	1,694

[1] Other pro forma adjustments, net of tax are comprised of:

	2008	2007	2006	2005
Estimated share-based compensation	$ (540)	$ (487)	$ (495)	$ —
Acquired in-process research and development	(14)	(10)	(22)	—
Total pro forma adjustments before tax	$ (554)	$ (497)	$ (517)	$ —
Tax adjustments related to prior years	—	364	40	71
Income tax benefit related to pro forma adjustments before taxes	176	167	175	—
Total pro forma adjustments, net of tax	$ (378)	$ 34	$ (302)	$ 71
Net pro forma adjustments on a diluted per share basis	$ (0.23)	$ 0.02	$ (0.18)	$ 0.04

RECONCILIATION OF FREE CASH FLOW TO NET CASH PROVIDED BY OPERATING ACTIVITIES

(In millions)	2008	2007	2006	2005
Net cash provided by operating activities (GAAP)	$ 3,558	$ 3,811	$ 3,253	$ 2,686
Less: capital expenditures (GAAP)	(1,397)	(818)	(685)	(576)
Free cash flow	$ 2,161	$ 2,993	$ 2,568	$ 2,110

See note (1) on page 24.

SOURCE INFORMATION

[a] Source: Portio Research, Jan 2008
[b] Source: Informa Research Services
[c] Source: Informa 2008
[d] Source: CDG and GSA, Oct 2008
[e] Source: CDG, Sept 2008
[f] Source: Dell'Oro Group, Feb 2008
[g] Source: GSM Association, Nov 2008
[h] Source: Telecom Regulatory Authority of India (TRAI)
[i] Source: CCI Consulting, Sept 2008
[j] Source: comScore, Sept 2008
[k] Source: Michael Minges, TMG Telecom, and ITU World Telecommunications Database Statistics, 2003
[l] Source: IDC, Digital Market Forecast 2008 to 2012
[m] Source: Strategy Analytics
[n] Source: EngineerIT, Broadband connectivity in Africa, Sept 2008
[o] Source: Wireless Intelligence
[p] Sources: Smartphone Forecast - ABI - Smartphone and OS Markets (Q1 2008)
Total Handsets: Average of Strategy Analytics (July 2008), Gartner (Dec 2007), IDC (June 2008), Ovum (Mar 2008), Yankee Group (June 2008), WCIS (May 2008) and Forward Concepts (June 2008)

FINANCIAL HIGHLIGHTS NOTES

[1] Fiscal 2006, 2007 and 2008 results presented reflect the impact of share-based compensation related to our adoption of FAS 123R.
[2] See "Note regarding use of non-GAAP financial measures" on page 22 and "Reconciliation of non-GAAP financial measures" on page 23.
[3] Free Cash Flow is calculated as net cash provided by operating activities less capital expenditures, both of which are presented in the GAAP statement of cash flows.

SAFE HARBOR STATEMENT

In addition to the historical information contained herein, this Corporate Overview contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially from those referred to herein due to a number of factors, including but not limited to risks associated with: the rate of deployment of our technologies in wireless networks and of 3G wireless communications, equipment and services, including CDMA2000 1X, 1xEV-DO, WCDMA, HSPA and OFDMA both domestically and internationally; the current uncertainty of global economic conditions and its potential impact on demand for our products and our marketable securities portfolio; attacks on our business model, including results of current and future litigation and arbitration proceedings, as well as actions of governmental or quasi-governmental bodies, and the costs we incur in connection therewith, including potentially damaged relationships with customers and operators who may be impacted by the results of these proceedings; fluctuations in the demand for products, services or applications based on our technologies; our dependence on major customers and licensees; foreign currency fluctuations; strategic loans, investments and transactions we have or may pursue; our dependence on third-party manufacturers and suppliers; our ability to maintain and improve operational efficiencies and profitability; the development, deployment and commercial acceptance of the MediaFLO USA network and FLO technology; as well as the other risks detailed from time-to-time in our SEC reports.

EXECUTIVE OFFICERS

Dr. Paul E. Jacobs
Chief Executive Officer

Steven R. Altman
President

Derek K. Aberle
Executive Vice President and President,
Qualcomm Technology Licensing

Andrew M. Gilbert
Executive Vice President and President
of Qualcomm Internet Services,
MediaFLO Technologies and Qualcomm Europe

Jeffrey A. Jacobs
Executive Vice President and Chief Marketing Officer

Margaret L. "Peggy" Johnson
Executive Vice President of the Americas and India

William E. Keitel
Executive Vice President and Chief Financial Officer

Len J. Lauer
Executive Vice President and Chief Operating Officer

James P. Lederer
Executive Vice President, Qualcomm CDMA
Technologies Business Planning and Finance

Steven M. Mollenkopf
Executive Vice President and President,
Qualcomm CDMA Technologies

Dr. Roberto Padovani
Executive Vice President and Chief Technology Officer

Donald J. Rosenberg
Executive Vice President, General Counsel
and Corporate Secretary

Dr. Daniel L. Sullivan
Executive Vice President, Human Resources

Jing Wang
Executive Vice President, Qualcomm Asia Pacific,
Middle East and Africa

BOARD OF DIRECTORS

Dr. Irwin Mark Jacobs
Chair: Strategic Committee
Title: Chairman of the Board, Qualcomm

Barbara T. Alexander
Member: Audit and Governance Committees
Title: Independent Consultant

Stephen M. Bennett
Member: Compensation Committee
Title: Former Chief Executive Officer, Intuit, Inc.

Sir Donald G. Cruickshank
Member: Finance and Governance Committees
Title: Former Chairman of Clinovia Group Ltd.
and Formscape Group Ltd.

Raymond V. Dittamore
Chair: Audit Committee
Member: Compensation Committee
Title: Retired Audit Partner, Ernst & Young LLP

Thomas W. Horton
Title: Executive Vice President and
Chief Financial Officer, AMR Corporation

Dr. Paul E. Jacobs
Member: Finance and Strategic Committees
Title: Chief Executive Officer, Qualcomm

Dr. Robert E. Kahn
Member: Audit and Strategic Committees
Title: Chairman, Chief Executive Officer
and President, Corporation for National
Research Initiatives

Sherry Lansing
Chair: Governance Committee
Title: Founder and Chair of the Sherry
Lansing Foundation

Duane A. Nelles
Chair: Finance Committee
Title: Self-Employed, Personal Investment Business

General Brent Scowcroft
Member: Compensation and Strategic Committees
Title: President, The Scowcroft Group

Marc I. Stern
Chair: Compensation Committee
Member: Governance Committee
Title: Chairman of Société Générale's Global
Investment Management and Services,
North America unit

DIRECTOR EMERITUS

Adelia A. Coffman
Founder and Director Emeritus

As of December 2008.

STOCKHOLDER INFORMATION

Online corporate overview
We invite you to www.qualcomm.com to view our online interactive corporate overview. The Web-based overview complements our printed overview to provide a better understanding of Qualcomm Incorporated.

Investor relations
John Gilbert
Vice President of Investor and
Industry Analyst Relations

Additional copies of this overview, Form 10-K or our Proxy Statement will be provided free of charge. To obtain these documents, please contact Qualcomm's Investor Relations Department:
www.qualcomm.com/investor/index.html

Qualcomm Incorporated
Investor Relations Department
5775 Morehouse Drive
San Diego, CA 92121
Phone: (858) 658-4813
Toll Free: (866) 658-4813

You can also contact us by sending an email to ir@qualcomm.com or by visiting the Investor Relations page on the Company's Web site at www.qualcomm.com

Transfer agent
Computershare Investor Services LLC
250 Royall Street
Canton, MA 02021
Phone: (312) 588-4990
Toll Free: (800) 619-9612

Independent registered public accounting firm
PricewaterhouseCoopers LLP

Corporate counsel
DLA Piper

Market information
The common stock of the Company is traded on the NASDAQ Stock Market under the symbol "QCOM."

Notice of annual meeting
The annual meeting of stockholders will be held at 9:30 a.m. Pacific Time, March 3, 2009 at the Irwin M Jacobs Qualcomm Hall, 5775 Morehouse Drive, San Diego, California.

EOE statement
Qualcomm is an equal opportunity employer.
Our value of global diversity and inclusion is reflected in our employees, corporate culture and activities.

This corporate overview is printed entirely on FSC-certified stock. This paper is made carbon neutral within Mohawk's production processes by offsetting thermal manufacturing emissions with VERs, and 100% of the emissions from purchased electricity with RECs from Green-e Certified windpower projects.

The text and cover are printed on 100% PC stock, which is made with 100% post-consumer recycled fiber. Savings derived from choosing post-consumer recycled fiber in lieu of virgin fiber to make the paper: 14,105 pounds solid waste was not generated — the equivalent of saving 127,473 gallons of wastewater flow, or preserving 300.1 trees for the future.

Recycled
Supporting responsible use of forest resources
FSC www.fsc.org Cert no. SCS-COC-00949
© 1996 Forest Stewardship Council

CORPORATE LISTINGS AND AWARDS

Qualcomm is proud to have earned a distinguished reputation for our unique work environment, diverse and dedicated workforce, and business and technological expertise. Among these honors is our listing among FORTUNE's list of "100 Best Companies to Work For in America" and FORTUNE's list of "Most Admired Companies." Other selected awards and honors are listed opposite.

- S&P 500 Index
- FORTUNE 500®
- NASDAQ 100™
- FINANCIAL TIMES Most Valuable Global 500
- FINANCIAL TIMES Top 10 IT Companies
- FORBES 400 Best Big Companies in America
- FORTUNE America's Most Admired Companies
- FORTUNE 100 Best Companies to Work for in America
- FORTUNE Best Workplaces in India

For a more detailed listing, visit our Web site at www.qualcomm.com/about/awards.html

ALWAYS STRIVING.


QUALCOMM
Qualcomm Headquarters
5775 Morehouse Drive
San Diego, CA 92121
Phone: (858) 587-1121
Fax: (858) 658-2100
www.qualcomm.com
ALWAYS
QUALCOMM
END